EXHIBIT 99.9

CONSENT

TO:	United States Securities and Exchange Commission

RE:	Technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada NI 43-101 Technical Report” with effect from January 31, 2015 (the “Technical Report”)

The undersigned, one of the authors of the Technical Report, and sole owner of Burgundy Mining Advisors Ltd., hereby:

1.

Consents to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the Annual Information Form of Dominion Diamond Corporation (the “Company”) for the year ended January 31, 2015 (the “2015 AIF”) and the 2015 Annual Report of the Company for the year ended January 31, 2015 (the “2015 Annual Report”);

2.

Consents to the use of my name in connection with the 2015 AIF and the 2015 Annual Report, which is being filed as an exhibit to and incorporated by reference into the Annual Report on Form 40-F of the Company, and any amendments thereto, being filed with the United States Securities and Exchange Commission (the “Form 40-F”);

3.	Consents to the use of my name in any Registration Statement on Form S-8 incorporating by reference the Company’s 2015 AIF, 2015 Annual Report and Form 40- F; and

4.

Confirms that I have read the 2015 AIF and 2015 Annual Report and have no reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the 2015 AIF or 2015 Annual Report contains any misrepresentation of the information contained in the Technical Report.

DATED this 20th day of April, 2015.

/s/ Peter Ravenscroft
PETER RAVENSCROFT, FAusIMM.
BURGUNDY MINING ADVISORS LTD.